FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.	0001021913
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, May 20, 2005, Encore Credit Receivables Trust 2005-1, Asset Backed Notes, Series 2005-2	333-118926

Name of Person Filing the Document
(If Other than the Registrant)

05056203

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CWABS, INC.

By: ______________________
Name: Ruben Avilez
Title: Vice President

Dated: May 20, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

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* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ECR 2005-2 Aggregate

IO Breakout

PROGRAM	IO Term	Count	UPB	% UPB
2/28 LIB6M	24	515	144,799,646.50	86.93%
2/28 LIB6M	60	6	1,620,400.00	0.97%
3/27 LIB6M	36	40	10,831,515.00	6.50%
30Yr Fixed	60	30	9,320,901.00	5.60%
Grand Total		591	166,572,462.50	100.00%

ECR 2005-2 Group2

IO Breakout

PROGRAM	IO Term	Count	UPB	% UPB
2/28 LIB6M	24	239	83,020,304.50	88.15%
2/28 LIB6M	60	1	338,400.00	0.36%
3/27 LIB6M	36	14	5,226,785.00	5.55%
30Yr Fixed	60	14	5,593,901.00	5.94%
Grand Total		268	94,179,390.50	100.00%

ECR 2005-2 Aggregate

IO Breakout

PROGRAM	IO Term	Count	UPB	% UPB
2/28 LIB6M	24	515	144,799,646.50	86.93%
2/28 LIB6M	60	6	1,620,400.00	0.97%
3/27 LIB6M	36	40	10,831,515.00	6.50%
30Yr Fixed	60	30	9,320,901.00	5.60%
Grand Total		591	166,572,462.50	100.00%

ECR 2005-2 Group2

IO Breakout

PROGRAM	IO Term	Count	UPB	% UPB
2/28 LIB6M	24	239	83,020,304.50	88.15%
2/28 LIB6M	60	1	338,400.00	0.36%
3/27 LIB6M	36	14	5,226,785.00	5.55%
30Yr Fixed	60	14	5,593,901.00	5.94%
Grand Total		268	94,179,390.50	100.00%